EXHIBIT 99.2

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                 Year Ended December 31,
                               -------------------------------------------------------------------------------
                                    1996              1995             1994              1993             1992
                                    ----              ----             ----              ----             ----
Selected Financial Condition
and Other Data:
Total assets                   $ 226,591         $ 220,855        $ 215,462         $ 222,434        $ 231,945
Cash                               2,689             2,751            2,802             2,856            2,385
Interest-bearing deposits in
 other financial institutions      5,029             7,383            3,105            19,286           26,792
Investment securities             56,042            55,933           58,594            52,261           39,308
Mortgage-backed securities        36,499            34,558           36,678            27,082           27,560
Loans receivable, net            116,479           110,236          104,333           110,844          125,748
Deposits                         206,145           201,976          198,559           207,348          222,318
Stockholders' equity              17,525            16,440           14,659            12,923            6,838
Full service offices                   8                 8                7                 7                7
Limited service offices                0                 0                1                 1                2

                                                                 Year Ended December 31,
                                   ---------------------------------------------------------------------------
                                    1996              1995             1994              1993             1992
                                   -----              ----             ----              ----             ----
Selected Operating Data:
Total interest income           $ 16,283          $ 15,241         $ 14,154          $ 15,040         $ 17,467
Total interest expense             9,029             8,284            7,298             8,066           10,772
                                --------          --------         --------          --------         --------
Net interest income                7,254             6,957            6,856             6,974            6,695
Provision for (recovery of)
   loan losses                       120                 0                0               132              (95)
Net interest income after
   provision for (recovery of)
   loan losses                     7,134             6,957            6,856             6,842             6,790
Other income                       1,589             1,309            1,281             1,383             1,502
Other expenses                     6,536             4,982            5,053             5,358             5,431
                                --------           -------          -------           -------          --------
Income before income
   taxes, extraordinary item
   and cumulative effect of
   change in accounting principle  2,187             3,284            3,084             2,867             2,861
Federal income taxes                 925             1,097            1,019               928               956
                                --------           -------          -------           -------          --------
Income before
   extraordinary item and
   cumulative effect of
   change in accounting principle  1,262             2,187            2,065             1,939             1,905
Extraordinary item-tax
   benefit of net operating loss
   carryforward                        0                 0                0                 0               553
Cumulative effect of change
   in accounting for income taxes      0                 0                0              (284)                0
                                  ------            ------           ------           -------            ------
Net income                        $1,262            $2,187           $2,065            $1,655            $2,458
                                  ======            ======           ======           =======            ======


                                                                               5

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



General

         Meritrust Federal Savings Bank (-Meritrust- or -the Bank-) is a federal chartered, stock savings bank headquartered in Thibodaux, Louisiana. On September 30, 1993, First Federal Savings and Loan Association of Thibodaux (-First Federal-) converted from mutual to stock form and simultaneously merged with and into Atchafalaya Federal Savings Bank (-Atchafalaya-), with Atchafalaya being the surviving institution (the -Merger Conversion-). Atchafalaya then changed its name to Meritrust Federal Savings Bank and changed its home office to the home office of First Federal. The 274,176 shares of common stock of Atchafalaya outstanding immediately prior to the Merger Conversion were converted into shares of common stock of Meritrust on a one-for-one basis, and Meritrust issued an additional 500,000 shares of common stock in the Merger Conversion. The Merger Conversion was accounted for under the pooling-of-interests method of accounting, and accordingly all historical data presented herein for Meritrust includes both First Federal and Atchafalaya.

         The principal business of Meritrust is the obtaining of funds in the form of savings deposits and investing these funds in mortgage loans on residential real estate, various types of consumer and other loans, mortgage-backed securities, and investment securities. Generally, these loans are secured by first and second mortgages on real estate, personal property, and savings deposits.

         The profitability of Meritrust depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits. Meritrust's net income also is dependent, to a lesser extent, on the level of its other income, including fees and service charges, and its general, administrative and other expenses, such as salaries and employee benefits, occupancy and equipment expense, deposit insurance premiums, and miscellaneous other expenses, as well as federal income taxes.

Asset and Liability Management

         The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing -gap-, provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

         The lending activities of savings institutions historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings institutions generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investment in long-term fixed-rate loans, has historically caused the income earned by savings institutions on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

         Meritrust has attempted to change the composition of its interest-earning assets to reduce the interest rate risk associated with changes in interest rates. Since January 1990, Meritrust has generally originated only adjustable-rate mortgages and short-term (five years or less) consumer loans and has purchased predominately adjustable-rate mortgage-backed securities and short term (five years of less) fixed-rate mortgage-backed securities. At December 31, 1996, 72.8% of Meritrust's gross loan and mortgage-backed securities portfolio consisted of adjustable-rate or short-term products. Because Meritrust's interest-earning assets which mature or reprice within one and three years are less than its interest-bearing liabilities with similar characteristics, material and prolonged increases in interest rates generally would negatively affect net interest income, while material and prolonged decreases in interest rates generally would have a positive effect.

         It should be noted, however, that the interest rates on adjustable-rate mortgages only adjust periodically, with the amount of the change subject to limitations, whereas the interest rates on deposits can change more frequently and are not subject to limitations.

         The following table presents the difference between Meritrust's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1996. This table does not necessarily indicate the impact of general interest rate movements on Meritrust's net income because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.



Interest-earning assets:
     Real estate mortgages:
     Adjustable-rate (1)
     Fixed-rate(2)(3)
Other Loans
Mortgage-backed securities (2)
Investment securities
    and other earning assets(4)

Total interest-earning assets

Interest-bearing liabilities:
     Passbook savings (5)
     NOW Accouints (5)(6)
     MMDA's(5)
     Certificates of deposit(5)
     FHLB advances

Total interest-bearing liabilites

Interest rate sensitivity GAP

Cumulative interest rate
     sensitivity GAP

Cumulative GAP/Total Assets

Cumulative ratio, interest-earning
     assets/interest-bearing liabilites

  Over One        Over Three         Over Five         Over Ten
  One Year        Through            Through           Through         Through          Over
  or Less         Three Years        Five Years        Ten Years       Twenty Years     Twenty Years       Total
  --------        -----------        ----------        ---------       ------------     ------------    ---------
$ 54,383          $     759          $   3,276         $     589        $       0        $       0      $  59,007
   5,421              4,230              3,386             6,146            3,088              339         22,610
   8,212              5,773              8,838            11,236              735               68         34,862
  24,156              5,437              5,801               490              367              248         36,499
  34,274             24,008              4,997                 0                0                0         63,279
--------          ---------          ---------         ---------        ---------        ---------      ---------
 126,446             40,207             26,298            18,461            4,190              655        216,257
========          =========          =========         =========        =========        =========      =========


   4,351              3,611              2,821             2,073            1,783           10,953         25,592
   4,209              2,293                828               688              571            2,786         11,375
  10,552                870                600               414              286              635         13,357
 108,178             36,595              4,610                 0                0                0        149,383
       0                  0                  0                 0                0                0              0
--------          ---------          ---------         ---------        ---------        ---------      ---------
 127,290             43,369              8,859             3,175            2,640           14,374        199,707
========          =========          =========         =========        =========        =========      =========

$   (844)        $   (3,162)          $ 17,439         $  15,286        $   1,550        $ (13,719)      $ 16,550
========         ==========          =========         =========        =========        =========

$   (844)        $   (4,006)         $  13,433         $  28,719        $  30,269        $  16,550
========         ==========          =========         =========        =========        =========

   (0.4%)             (1.8%)              5.9%             12.7%            13.4%             7.3%
========         ==========          =========         =========        =========        =========

   99.3%             97.7%              107.5%            115.7%           116.3%           108.3%
========         ==========          =========         =========        =========        =========


                                                                               9

(1) Includes all adjustable-rate real estate loans, net of the undisbursed portion of loans in process, unearned discounts, allowance for loan losses and deferred loan origination fees.

(2) Assumes that repayments of fixed-rate mortgages, through normal amortization and prepayments, occur at the rates of 6% per annum for maturities within five years and 12% per annum for maturities greater than five years. For fixed-rate mortgaged-backed securities with maturities greater than one through five years, repayments occur at the rate of 15% per annum. For fixed-rate mortgage-backed securities with maturities greater than five years, repayments occur at the rate of 6% per annum.

(3) Includes all fixed-rate real estate loans, net of the undisbursed portion of loans in process, unearned discounts, allowance for loan losses and deferred loan origination fees.

(4) Includes interest-bearing deposits, investment securities, FHLMC stock, and stock in the FHLB of Dallas.

(5) Assumes that (i) passbook accounts will decrease at the following rates applied to the remaining outstanding balances during the respective time periods shown in the above table: 17%, 17%, 16%, 14%, 14% and 14%; (ii) NOW accounts will decrease at the following rates applied to the remaining outstanding balances during the respective time periods shown in the above table: 37%, 32%, 17%, 17%, 17% and 17%;
         (iii) money market deposits accounts will decrease at the following rates applied to the remaining outstanding balances during the respective time periods shown in the above table: 79%, 31%, 31%, 31%, 31% and 31%; and (iv) certificates of deposit will not be withdrawn prior to maturity, with the exception of a special class of certificates called -Merit Certificates of Deposit-. These certificates allow the customer the option of withdrawing, without penalty, at the -half-way- point of the maturity term. Accordingly, $7.2 million of four-year -Merit CDs- were moved from the -Over One Through Three Years- class to the -One Year or Less- class.

(6)      Excludes $6.4 million of non-interest-bearing NOW accounts.

         Management believes that the assumptions utilized to evaluate the vulnerability of Meritrust's operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of Meritrust=s assets and liabilities in the above table could vary substantially if different assumptions were used or if actual experience differs from the historical experience on which the assumptions are based.

Changes in Financial Condition

         Meritrust's total assets increased from $215.5 million at December 31, 1994 to $220.9 million at December 31, 1995 and to $226.6 million at December 31, 1996. The net loan portfolio grew from $104.3 million at December 31, 1994 to $110.2 million at December 31, 1995 and to $116.5 at December 31, 1996. However, the composition of the portfolio has changed with real estate loans declining from $86.9 million at December 31, 1994 to $86.4 million at December 31, 1995 and to $85.5 at December 31, 1996. This decline was offset by growth in consumer loans from $20.4 million at December 31, 1994 to $26.4 million at December 31, 1995 to $35.0 million at December 31, 1996. Since 1990, Meritrust has originated single-family residential loans only with adjustable interest rates. Because the demand for these loans has decreased with the advent of competitively priced fixed-rate loans in recent periods, the single-family loan portfolio has declined as loan repayments have exceeded loan originations for this category. Single family construction loans and expanded consumer loans were emphasized to offset the single-family loan portfolio shrinkage.

         To supplement the loan portfolio, Meritrust purchased $7.9 million and $2.0 million of mortgage-backed securities in 1996 and 1995, respectively. As a result, along with the effect of principal repayments, mortgage-backed securities have changed from $36.7 million at December 31, 1994 to $36.5 million at December 31, 1996.

         In addition, interest-bearing deposits increased from $3.1 million at December 31, 1994 to $7.4 million at December 31, 1995 and decreased to $5.0 million at December 31, 1996. Investment securities decreased from $58.6 million at December 31, 1994 to $55.9 million at December 31, 1995 and increased to $56.0 million at December 31, 1996.

         Non-performing assets, including troubled debt restructurings, decreased from $947,000 or 0.4% of total assets at December 31, 1994 to $621,000 or 0.3% of total assets at December 31, 1995 and increased to $924,000 or 0.4% of assets at December 31, 1996. These changes were due primarily to non-accrual and delinquent loans over ninety days past due changing from $461,000 at December 31, 1994 to $389,000 at December 31, 1996 being offset by a growth of $55,000 in real estate owned over the two-year period. Meritrust employs an aggressive collection and foreclosure policy and an active effort to sell real estate owned to the general public through local realtors. A minimum down payment of 5% is required in most cases for sales financed by Meritrust. At December 31, 1996, Meritrust's allowance for loan losses equalled $670,000 or
 .58% of the net loan portfolio (before giving effect to the allowance).

         Meritrust's deposits have grown steadily from a level of $198.6 million at December 31, 1994 to $202.0 million at December 31, 1995 and to $206.1 million at December 31, 1996. In recent years, depositors have shifted their funds to certificate accounts from short-term transaction accounts, primarily
due to increased interest rates offered on certificate accounts.   Rates paid on
certificates of deposit have increased from an average of 4.19% in 1994 to an average of 4.96% in 1995 and to an average of 5.23% in 1996. Certificate accounts grew $8.1 million or 6.1% in 1995 and $6.6 million or 4.6% in 1996. Transaction accounts decreased by $4.7 million or 7.4% in 1995 and by $2.5 million or 4.2% in 1996. Meritrust has followed a policy of paying interest rates to depositors at market rates, and it does not negotiate rates with customers.

         At December 31, 1996, Meritrust met its tangible, core and risk-based capital requirements of 1.50%, 3.00% and 8.00%, respectively. At such date, Meritrust's tangible, core and risk-based capital ratios were 7.73%, 7.73% and 17.21%, respectively.

Results of Operations

         Meritrust had net income of $1.3 million, $2.2 million and $2.1 million in 1996, 1995 and 1994 respectively. Net income in 1996 was substantially affected by a net charge of approximately $1.0 million, representing the Bank's share of the one-time special assessment levied against all Savings Association Insurance Fund (-SAIF-) insured depository institutions n September, 1996. See further discussion below. Excluding this charge, Meritrust's net income for 1996 would have been $2.3 million. The Bank's net income before the cumulative effect of the change in accounting for income taxes increased in 1994 by $126,000 or 6.5%, in 1995 by $122,000 or 5.9%, and, on an
adjusted basis without the SAIF assessment, by $75,000 or 3.4% in 1996.

         Net Interest Income. Meritrust's net interest income is determined by its average interest rate spread (i. e., the difference between the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities) and the relative amounts of interest- earning assets and interest-bearing liabilities. Meritrust's average interest rate spread was 3.00% for 1996, 3.11% for 1995, and 3.12% for 1994. Its ratio of average interest-earning assets to average interest-bearing liabilities has increased to 108.1% in 1996 from 106.3% in 1995 and from 104.9% in 1994.

         Net interest income increased by $297,000 or 4.3% in 1996 and by $101,000 or 1.5% in 1995 over the respective prior periods. The net interest margin as a percent of average interest-earning assets has remained relatively constant at 3.34%, 3.35%, and 3.30% for the respective years of 1996, 1995, and 1994. The absolute amount of net interest income changed from $6.9 million in 1994 to $7.0 million in 1995 to $7.3 million in 1996.

         The   following   table  sets  forth  certain   ratios   regarding  the
profitability of Meritrust.


                                                    Year ended December 31,
                                             -----------------------------------
                                               1996(1)        1995         1994
                                             ---------      -------     --------
         Return on average assets              0.56%          1.00%        0.94%
         Return on average equity              7.43          14.06        14.97
         Average equity to average assets      7.59           7.13         6.30
         Dividend payout ratio                38.34          18.58        15.93
         Earnings per share                 $  1.56         $ 2.73       $ 2.60


        (1) It should be noted that the Bank's net charge of $1.0 million for its share of the one-time SAIF assessment substantially affects these ratios.

        Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table represents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes.


Interest-earning assets:
     Loans receivable
     Mortgage-backed securities
     Interest-bearing deposits
     Investment securities and
          FHLB stock

     Total interest-earning assets
Non interest-earning assets
Total assets
Interest-bearing liabilites:
Deposits
Non-interest-bearing liabilites
Total liabilites

Retained earnings
Total liabilities and retained earnings

Net interest income:
     Interest rate spread
Net interest margin(2)
Average interest earning assets
     to average interest bearing liabilites

                             (Dollars in Thousands)

                             Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------
              1996                                       1995                                 1994
----------------------------------      ------------------------------------    ---------------------------------
 Average                    Yield/      Average                       Yield/    Average                    Yield/
 Balance     Interest       Rate(1)     Balance        Interest        Rate     Balance      Interest        Rate
--------     --------       -------     -------        --------       ------    -------      --------       -----

$ 112,542     $10,040         8.92%    $ 107,285       $  9,549        8.90%    $ 107,589    $  9,090        8.45%
   36,258       2,249         6.20        35,618          2,166        6.08        31,880       1,824        5.72
    7,940         416         5.24         5,244            267        5.09        11,196         521        4.65

   60,329       3,578         5.93        59,281          3,259        5.50        57,353       2,719        4.74
---------     -------                  ---------       --------                 ---------    --------

  217,069      16,283         7.50       207,428         15,241        7.35       208,018      14,154        6.80
   10,416                                 10,731                                   10,930
---------                              ---------                                ---------
$ 227,485                              $ 218,159                                $ 218,948
=========                              =========

$ 200,767       9,029         4.50     $ 195,179          8,284        4.24     $ 198,344       7,298        3.68
    9,564     -------       -------        7,430        -------      -------        6,813
---------                              ---------                                ---------
  210,331                                202,609                                  205,157
=========                              =========                                =========

   17,154                                 15,550                                   13,791
---------                              ---------                                ---------
$ 227,485                              $ 218,159                                $ 218,948
=========                              =========                                =========

             $  7,254         3.00%                    $  6,957       3.11%                  $  6,856        3.12%
             ========       =======                    ========     =======                  ========      =======
                              3.34%                                   3.35%                                  3.30%
                            =======                                 =======                                =======

                            108.12%                                 106.28%                                104.88%

                                                                              15

(1) At December 31, 1996, the weighted average yields earned and rates paid were as follows: loans receivable, 8.64%; mortgage-backed securities, 6.24%; investment securities and FHLB stock, 5.96%; interest-bearing deposits, 5.40%; total interest-earning assets, 7.47%; deposits, 4.38%; and interest rate spread, 3.09%.

(2) Net interest margin is net interest income divided by average interest-earning assets.

         Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Meritrust's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior period rate), and
(ii) changes in rate (change in rate multiplied by prior period volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                     Year ended December 31,

                                            1996 vs. 1995              1995 vs. 1994
                                       Increase                      Increase
                                      (Decrease)        Total       (Decrease)        Total
                                        Due to         Increase       Due to         Increase
                                    Rate     Volume   (Decrease)  Rate     Volume   (Decrease)
                                   -------   ------   ---------- ------     ------  ----------
Interest-earning assets:
   Loans                        $  21        $ 470      $ 491    $ 483    $ (24)     $  459
   Mortgage-backed
      securities                   44           39         83      120      222         342
   Investment securities
      and FHLB Stock              259           60        319      448       92         540
   Interest-bearing deposits        8          141        149       55     (309)       (254)
                                -----        -----     ------    -----    ------     ------

Total interest-earning
   assets                         332          710      1,042    1,106      (19)     (1,087)

Interest-bearing liabilities:
   Deposits                       517          228        745    1,091     (105)        986
                                -----        -----     ------    -----    ------     ------

Increase (decrease) in
   net interest income         $ (185)       $ 482      $ 297    $  15    $   86     $  101
                               =======       =====      =====    =====    ======     ======

         Interest Income. Interest on loans increased by $491,000 or 5.1% in 1996 and by $459,000 or 5.0% in 1995 from the respective prior periods. The average balance of outstanding loans grew 4.9% in 1996 compared to a .28% decline in 1995. This was primarily due to increased volume in single-family construction loans and in consumer loans offsetting the declines in single-family residential loans. Because Meritrust only offers such single-family residential loans with adjustable interest rates, th demand for such loans has decreased in recent periods as borrowers have increased their preference for fixed-rate loans. Consumer loans and single-family construction loans increased from 23.4% and 3.5% of the gross loan portfolio, respectively in 1995 to 29.0% and 5.2% of the gross loan portfolio, respectively, in 1996. The average yield on the loan portfolio has changed to 8.92% in 1996 from 8.90% in 1995 and from 8.45% in 1994.

         Interest on mortgage-backed securities increased by $83,000 or 3.8% in 1996 as compared to an increase of $342,000 or 18.8% in 1995. The increase in interest income in 1996 was due to an increase in the average balance of $640,000 or 1.8% along with an increase in the average yield to 6.20% from 6.08%. 1995 had a larger increase in interest income because the average balance increased $3.7 million or 11.7% while the average yield rose from 5.72% to 6.08%. At December 31, 1996, 53.6% of Meritrust's mortgage-backed securities have adjustable interest rates.

         Interest on interest-bearing deposits increased $149,000 or 55.8% in 1996 compared to a decrease of $254,000 or 48.8% in 1995. The average balance in 1996 increased 51.4% compared to a 53.2% decrease in 1995. The average yields increased to 5.24% in 1996 from 5.09% in 1995 and from 4.65% in 1994, reflecting the short-term nature of these assets and the fluctuations in market interest rates.

         Interest and dividends on investment securities and FHLB stock increased by $319,000 or 9.8% in 1996 as compared to an increase of $540,000 or 19.9% in 1995. The average balance grew by $1.0 million or 1.8% in 1996 compared to an increase of $1.9 million or 3.4% in 1995. Investment securities purchased in 1996 and 1995 totalled $25.6 and $29.0 million, respectively. The 1996 purchases mainly replaced maturities while the 1995 purchases exceeded maturities by $2.6 million. The average yield of the portfolio increased to 5.93% in 1996 from 5.50% in 1995 and from 4.74% in 1994.

         Interest Expense. Interest on deposits increased by $745,000 or 9.0% in 1996 and by $986,000 or 13.5% in 1995 from the respective prior periods. These changes were due to increases in the average balances from $195.2 million to $200.8 million as well as in the average rate paid from 4.24% to 4.50% in 1996. In 1995 the average balance decreased from $198.3 million to $195.2 million while the average rate paid increased to 4.24% from 3.68% in 1994. Rates offered on new certificate accounts were increased in recent periods to help offset the increased competition from other financial institutions and money-market mutual funds. Average deposits increased by 2.9% in 1996 and decreased by 1.6% in 1995.

         Provision for Loan Losses. Meritrust provided $120,000 for loan losses in 1996 as compared to no provisions for loan losses in 1995 and in 1994. The decisions not to provide for additional loan losses in the two preceding periods were based upon, among other things, the substantial decline in non-performing assets in recent years, the composition of Meritrust's non-accruing loans, and an improvement in the local economy. However, with the growth of the

Bank's loan portfolio and, in particular, the increased emphasis on consumer and other non-mortgage loans, a provision for future loan losses is prudent. Total non-performing assets and troubled debt restructurings have decreased from $2.2 million or 1.3% of total assets at December 31, 1992 to $924,000 or .4% of total assets at December 31, 1996. The allowance for loan losses was $670,000 or .56% of the gross loan portfolio at December 31, 1996.

         Other Income. Other operating income has increased from $1.28 million in 1994 to $1.31 million in 1995 to $1.59 million in 1996.

         Loan related fees have steadily increased due to fees from fixed-rate loans originated for a loan correspondent and construction fees from increased single-family construction loans. Insurance commissions, likewise, have grown during the periods due to increased consumer loan volume resulting in increased sales.

         Service charges and fees decreased from $745,000 in 1994 to $701,000 in 1995 and increased to $812,000 in 1996. Deposit growth and emphasis on fee-generating accounts contributed to these changes.

         Other non-interest income decreased from $172,000 in 1994 to $122,000 in 1995 and to $104,000 in 1996.

         Other Expense. Non-interest expense increased by $1.6 million or 31.2% in the year ended December 31, 1996. This was caused primarily by a $1.3 million one-time special SAIF assessment paid by Meritrust in the fourth quarter. See further discussion below. Without the special assessment, non-interest expense for 1996 would have been $5.2 million compared with $5.0 million for 1995 and $5.1 million for 1994.

         Salaries and employee benefits increased by $181,000 or 7.6% in 1996 and by $216,000 or 10.0% in 1995. These increases were due to employee salary adjustments.

         Net occupancy expense increased 10.9% in 1996 and decreased by 8.6% in 1995. The 1995 decrease was primarily caused by reductions in expenditures for maintenance and repairs from higher levels in prior periods..

         Data processing and operating supplies increased by $19,000 or 2.7% in 1996 compared to a decrease of $99,000 or 12.3% in 1995. The 1995 decrease was primarily accounted for by reductions in data processing telephone line charges, deposit processing charges, and check printing charges. The increase in 1996 was caused by higher charges for Federal Home Loan Bank deposit processing and increased expenditures for stationery, printing, and office supplies partially offset by reductions in check printing charges.

         Federal insurance expense increased by $1.3 million or 279.3% in 1996 as compared to a reduction of $28,000 or 5.8% in 1995. See the SAIF assessment discussion.

         Equipment depreciation and repair expense decreased by $12,000 or 4.7% in 1996 and by $40,000 or 13.5% in 1995. These reductions was caused primarily by lower maintenance expenses and by lower non-capitalized equipment purchases.

          Other miscellaneous expense, which normally consists of miscellaneous insurance expenses, fidelity bond coverage, supervisory examination fees and regulatory assessments, increased by $22,000 or 3.6% in 1996 and decreased by $66,000 or 9.7% in 1995.

         Recapitalization of the Savings Association Insurance Fund (-SAIF-). On September 30, 1996 an appropriations bill containing, among other things, specific provisions addressing deposit insurance, was signed into law. Savings institutions nation wide were required to pay a one-time special assessment of $4.5 billion to recapitalize the SAIF fund. This amount was determined by applying as assessment rate of $0.657 per $100 to SAIF assessable deposits as of March 31, 1995. Meritrust's assessment was $1.3 million, reflected as an ordinary charge to operating expenses in the quarter ended September 30, 1996.

         This assessment was necessary to correct the competitive advantage enjoyed by the commercial banking industry over the thrift industry with respect to deposit insurance premiums. In 1995 the Bank Insurance Fund (-BIF-) insuring deposits at commercial banks reached its statutory reserve ratio of 1.25% of insured deposits. Since a substantial portion of the deposit insurance premiums paid into the SAIF fund, insuring deposits at most thrift institutions, had been diverted to pay the interest on the FICO bonds issued during the government's first attempt to resolve the savings and loan insurance of deposits crisis, it was doubtful if the SAIF fund would ever be fully capitalized. Accordingly, savings institutions have been required to pay high deposit insurance premiums while commercial banks paid only a minimal amount.

         However, this special assessment fully capitalizes the SAIF fund at its 1.25% statutory level. SAIF Deposit insurance premiums in the future will be greatly reduced. Beginning in 1997, Meritrust's premiums will decline from a level of $0.230 to $0.064 per $100 of insured deposits. Based on current levels, its annual premium will decline from approximately $474,000 to approximately $132,000, a reduction of 72.2%.

         This legislation also provided for full pro-rata sharing of the interest obligation on FICO bonds by January, 2000. Further, the BIF and SAIF funds are to be merged by January 1, 1999, provided that the bank and savings association charters are merged by that date. Further congressional action will be needed to affect the re-chartering issues. Management is unable to predict the outcome of the required legislation. See also the Form 10-KSB for the year ended December 31, 1996.

         Federal Income Tax Expenses and Extraordinary Items. Federal income tax expense decreased $172,000 or 15.7% in 1996, primarily because of the tax benefit of the SAIF special assessment=s reduction in pre-tax income. The income tax expense increased by $78,000 or 7.7% in 1995 primarily due to growth inpre-tax income for the period. See Note 9 to the Consolidated Financial Statements.


Liquidity and Capital Resources

         Meritrust is required under applicable federal regulations to maintain specified levels of -liquid- investments in qualifying types of U. S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At December 31, 1996, Meritrust=s liquidity, as measured for regulatory purposes, was 32.6% or $56.1 million in excess of the minimum OTS requirement.

         Cash was generated by Meritrust's operating activities during 1996, 1995, and 1994, primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of amortization and accretion of the premiums and discounts on investments, depreciation expense, provision for loan losses, increases or decreases in various receivable and payable accounts, and increases in deferred income taxes. The primary investing activities of
Meritrust are the origination of loans and the purchase of mortgage-backed securities and investment securities, which are primarily funded with the proceeds from amortization and prepayments on existing loans and mortgage-backed securities and the maturity of investment securities. Net cash was used by investing activities in 1996, 1995, and 1994 due to the excess of loans originated over principal repayments and to investment securities and mortgage-backed securities purchase/maturity activity in those years. The primary financing activity consists of deposits, which increased in 1996 and 1995 and declined in 1994. Cash and cash equivalents decreased in 1996, increased in 1995, and decreased in 1994.

         At December 31, 1996, Meritrust had outstanding commitments to originate $2.7 million of single-family residential and consumer loans and to fund $3.2 million in loans-in-process on the construction of single family homes. At the same date, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $92.0 million. Meritrust believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits to the extent desired. If Meritrust requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

         Meritrust is required to maintain specified amounts of regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.50%, 3.00% and 8.00%, respectively. At December 31, 1996, Meritrust met each of its capital requirements, with tangible, core and risk-based capital ratios of 7.73%, 7.73% and 17.21% respectively.


Impact of Inflation and Changing Prices

         The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Meritrust's assets and liabilities are monetary in nature. As a result, interest rate generally have a more significant impact on Meritrust's performance than does the effect of inflation.

The Board of Directors
Meritrust Federal Savings Bank
Thibodaux, Louisiana:


We have audited the accompanying consolidated statements of financial condition of Meritrust Federal Savings Bank and subsidiaries (the Bank) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meritrust Federal Savings Bank and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.






KPMG Peat Marwick LLP

New Orleans, Louisiana
January 22, 1997

                 Consolidated Statements of Financial Condition

                           December 31, 1996 and 1995
                      (in thousands, except share amounts)


      Assets                                            1996               1995
     --------                                        ---------           -------
Cash on hand and in banks                            $   2,689             2,751
Interest-bearing deposits                                5,029             7,383
                                                     ---------           -------

         Cash and cash equivalents                       7,718            10,134

Investment securities (market value $56,084
   in 1996 and $56,326 in 1995) - (note 2)              56,042            55,933
Federal Home Loan Bank stock, at cost                    2,208             2,082
Mortgage-backed securities (market value
   $36,175 in 1996 and $34,676 in 1995) - (note 3)      36,499            34,558
Loans receivable, net (note 4)                         116,479           110,236
Office property and equipment, net (note 5)              4,908             5,141
Real estate owned (note 6)                                 464               307
Refundable income taxes                                     89               106
Accrued interest receivable (note 7)                     1,863             1,859
Other assets                                               321               499
                                                     ---------           -------
         Total assets                                $ 226,591           220,855
                                                     =========           =======

         Liabilities and Stockholders' Equity
         ------------------------------------

Liabilities:
   Depositor accounts (note 8)                         206,145           201,976
   Advances from borrowers for insurance and
      taxes                                                573               575
   Deferred federal income tax (note 9)                  1,416             1,064
   Dividends payable to common stockholders                135               116
   Accrued interest payable                                 72                92
   Other liabilities                                       725               592
                                                      --------           -------
         Total liabilities                             209,066           204,415
                                                      ========           =======

Stockholders' equity (notes 10, 11, and 12):
   Common stock, $1 par value; 5,000,000 shares
      authorized; 774,176 shares issued and
      outstanding in 1996 and 1995                         774               774
   Additional paid-in capital                            4,756             4,756
   Net unrealized gain on investment securities            306               --
   Retained earnings, substantially restricted          11,689            10,910
                                                      --------           -------
         Total stockholders' equity                     17,525            16,440
                                                      --------           -------

Commitments, contingencies and other matters
   (notes 13, 14 and 15)                              --------           -------

         Total liabilities and stockholders' equity  $ 226,591           220,855
                                                     =========           =======

See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Operations

              For the years ended December 31, 1996, 1995 and 1994
                     (in thousands, except per share data)


                                              1996            1995          1994
                                              ----            ----          ----
Interest income:
   Interest on loans                      $ 10,040           9,549         9,090
   Interest on mortgage-backed securities    2,249           2,166         1,824
   Other interest and dividends              3,994           3,526         3,240
                                          --------          ------       -------

         Total interest income              16,283          15,241        14,154

Interest expense on deposits                 9,029           8,284         7,298
                                          --------          ------       -------

         Net interest income before
            provision for loan losses        7,254           6,957         6,856

Provision for loan losses                      120            --            --
                                          --------          ------       -------


         Net interest income after
            provision for loan losses        7,134           6,957         6,856

Loan related fees                              416             297           256
Insurance commissions                          257             189           108
Service charges and fees                       812             701           745
Other                                          104             122           172
                                          --------         -------        ------

         Total operating income              8,723           8,266         8,137

Expenses:
   Salaries and employee benefits            2,560           2,379         2,163
   Occupancy expense                           633             571           625
   Data processing and operating supplies      722             703           802
   Federal insurance expense                 1,741             459           487
   Equipment depreciation and repairs          244             256           296
   Other                                       636             614           680
                                          --------         -------       -------

         Total expenses                      6,536           4,982         5,053


Income before federal income tax             2,187           3,284         3,084
                                          --------        --------      --------
Federal income tax:

   Current                                     731             918           836
   Deferred                                    194             179           183
                                          --------        --------      --------

                                               925           1,097         1,019
                                          --------        --------      --------

         Net income                       $  1,262           2,187         2,065
                                          ========        ========      ========

Net income per common share and
   common share equivalents               $   1.56            2.73          2.60
                                          ========        ========      ========

See accompanying notes to consolidated financial statements.

                Consolidated Statements of Stockholders' Equity

              For the years ended December 31, 1996, 1995 and 1994
                (in thousands, except share and per share data)

                                                                    Net unrealized
                                                                         gain on                             Total
                                  Common      Additional paid-in        investment        Retained         Stockholders'
                                  stock            capital              securities         earnings          equity
                                  ------      ------------------    --------------        ---------        -------------
Balances at December 31, 1993     $ 774            4,756                   --             7,393               12,923

   Net income                       --              --                     --             2,065                2,065
   Dividends declared
      ($.43 per share)              --              --                     --              (329)                (329)
                                  -----            -----                 ------            ------             -------

Balances at December 31, 1994       774            4,756                   --             9,129               14,659

   Net income                       --              --                     --             2,187                2,187
   Dividends declared
      ($.53 per share)              --              --                     --              (406)                (406)
                                  -----            ------                ------         -------              -------

Balances at December 31, 1995       774            4,756                   --            10,910)              16,440

   Net income                       --              --                     --             1,262                1,262
   Dividends declared
      ($.63 per share)              --              --                     --              (483)                (483)
   Unrealized
      appreciation,
      net of deferred
      tax expense of $ 158          --              --                     306             --                   306
                                  -----           ------                 ------         -------              ------
Balances at December 31, 1996     $ 774            4,756                   306           11,689              17,525
                                  =====           ======                 ======         =======               ======

See accompanying notes to consolidated financial statements

                     Consolidated Statements of Cash Flows

              For the years ended December 31, 1996, 1995 and 1994
                                 (in thousands)


                                              1996           1995          1994
                                              ----           ----          ----
Cash flows from operating activities:
   Net income                                $  1,262        2,187        2,065
   Adjustments to reconcile net income to
      cash provided by operating activities:
         Depreciation expense                     391          388          412
         Amortization and accretion                74           82          235
         Provision for loan losses                120          --           --
         Provision for deferred taxes             194          179          183
         Gain on sale of real estate owned        (18)         (68)         (42)
         Gain on sale of equity investment        (82)         --           --
         Stock dividend on Federal Home
            Loan Bank stock                      (126)        (129)         (90)
         Decrease (increase) decrease in refundable
            federal income taxes                   17          (47)         158
         Decrease (increase) in interest
            receivable and other assets            86          (79)         (82)
         Decrease in accrued interest payable
            on deposits                           (20)         (89)         (12)
         Increase in other liabilities            133           44           41
                                                ------       ------       ------
         Total adjustments                        769          281          803
                                                ------       ------       ------
         Net cash provided by operations        2,031        2,468        2,868
                                                ------       ------       ------
Cash flows from investing activities:
   Originations, net of principal collected
      on loans                                 (6,718)      (5,933)       6,291
   Mortgage-backed securities:
      Purchases                                (7,930)      (2,025)     (16,268)
      Principal reductions                      5,945        4,129        6,623
   Investment securities:
      Purchases                               (25,551)     (29,068)     (33,037)
      Maturities                               25,845       31,550       26,375
   Capital expenditures                          (158)        (279)        (201)
   Proceeds from sale of real estate owned        168          312          363
   Income from sale of equity investment          249          --           --
                                               --------     --------    --------
      Net cash used in investing activities    (8,150)      (1,314)      (9,854)
                                               --------     --------    --------
                                                                     (Continued)

                                               1996           1995          1994
                                               ----           ----          ----
Cash flows from financing activities:
   Net decrease in demand deposits, NOW
      accounts and savings accounts         $ (2,459)       (4,701)      (6,837)
   Net increase (decrease) in certificates
      of deposit                               6,628         8,119       (1,952)
   Increase (decrease) in advances from
      borrowers for insurance and taxes           (2)           42         (151)
   Dividends paid on common stock               (464)         (387)        (309)
                                             --------       -------      -------
         Net cash provided by (used in)
         financing activities                   3,703        3,073       (9,249)
                                             --------       -------      -------
         Net increase (decrease) in cash
         and cash equivalents                  (2,416)       4,227      (16,235)


Cash and cash equivalents at beginning
   of year                                     10,134        5,907       22,142
                                             --------       ------       -------
Cash and cash equivalents at end of year     $  7,718       10,134        5,907
                                             ========       ======       =======

Supplemental disclosures:
   Cash paid for:
      Interest on deposits                   $  9,109        8,435        7,310
                                             ========       ======       ======
      Income taxes                           $    716          965          678
                                             ========       ======       ======

Transfers from loans to real estate
   acquired through foreclosures             $    403          152          363
                                             ========       ======       ======

Loans on sale of real estate owned           $   --            158          --
                                             ========       ======       ======



See accompanying notes to consolidated financial statements.

                MERITRUST FEDERAL SAVINGS BANK AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                 (in thousands, except share and per share data)

                        December 31, 1996, 1995 and 1994


(1)  Summary of Significant Accounting Policies

     (a)  Nature of Business
          Meritrust Federal Savings Bank (Meritrust) is a federally chartered savings bank which offers a full range of banking and thrift-related services to customers through its main office and branches in southern Louisiana, primarily in Lafourche, St. Mary and Terrebonne parishes. Meritrust is principally engaged in obtaining funds in the form of savings deposits and investing such funds in mortgage loans on residential real estate, various types of consumer and other loans, mortgage-backed securities and investment securities. Generally, the loans are secured by first and second mortgages on real estate, personal property and savings deposits.

          Lending activities are concentrated in southwestern Louisiana, which is heavily dependent on agriculture and the oil and gas industry. Adverse changes in the economic conditions could have a direct impact on the timing and amount of payments by borrowers.


     (b)  Principles of Consolidation
          The accompanying consolidated financial statements include the accounts of Meritrust Federal Savings Bank and its wholly-owned subsidiaries, Atchafalaya Services, Inc. and First Federal Services, Inc. (the Bank). All intercompany balances and transactions have been eliminated.

     (c)  Cash and Cash Equivalents
          For the purpose of the accompanying consolidated statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term investments with original maturities of three months or less.

     (d)  Investments and Mortgage-Backed Securities
          Meritrust's investments in debt securities are classified as held-to-maturity and are carried at amortized cost, adjusted for unamortized premiums and unearned discounts which are recognized in interest income using methods which approximate the interest method over the remaining period to maturity. Management has the intent and ability to hold such investments to maturity. Meritrust's investment in FHLMC stock is classified as available-for-sale and is reported at fair value with unrealized gains and losses reported in stockholders' equity. Investments determined to be trading securities are reported at fair value with unrealized gains and losses included in earnings. Meritrust has no trading portfolio.


                                                                     (Continued)

                 MERITRUST FEDERAL SAVINGS BANK AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


          Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities are classified as held-to-maturity and are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods which approximate the interest method over the remaining period contractual to maturity, adjusted for anticipated prepayments. These securities generally amortize on a regular basis, predominantly monthly, and are subject to prepayment. Accordingly, actual maturities will differ from contractual maturities. Management has the intent and the ability to hold these securities to maturity.

          Gains and losses, if any, on the sale of securities are recognized in income at the time of sale, with cost being determined using the specific identification method.

          Stock in the Federal Home Loan Bank of Dallas is carried at cost. At December 31, 1996 and 1995, the Bank holds the required level of Federal Home Loan Bank stock.

     (e)  Loans Receivable
          Loans receivable are stated at unpaid principal balances, less unearned discounts, net deferred loan origination fees and the allowance for loan losses.

          The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current and prospective economic conditions. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on regulatory findings or changes in economic conditions.

          Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the interest method over the contractual life of the loans. Amortization of net deferred fees is discontinued for loans that are deemed to be non-performing. Additionally, the unamortized fees are recognized in income when loans are paid off.

          The accrual of interest income is generally discontinued when a loan becomes greater than three months past due as to principal or interest. When interest accruals are discontinued, interest is charged to an allowance for uncollected interest. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.



                                                                     (Continued)

                MERITRUST FEDERAL SAVINGS BANK AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


     f)   Real Estate Owned
          Real estate acquired through foreclosure is initially recorded at the lower of the related loan balance or fair value, less estimated disposition costs, at the date of foreclosure. Costs relating to development and improvement of the property are capitalized, whereas costs relating to holding the property are expensed. Provisions to reduce the carrying value of foreclosed properties, to fair value less estimated disposition costs subsequent to time of foreclosure, if necessary, are charged to operations.

     (g)  Depreciation of Office Property and Equipment
          Office property and equipment is carried at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over estimated lives ranging from three to twenty years.

     (h)  Income Taxes
          Income taxes are accounted for using the asset and liability method of Statement of Financial Accounting Standards No. 109 (Statement 109). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (i)  Net Income Per Share and Common Share Equivalents
          Per share data for the years ended December 31, 1996, 1995 and 1994 was determined by dividing net income for the year by 809,645, 801,651 and 792,841, respectively, the weighted average number of shares and common share equivalents outstanding for each year. Stock options are regarded as common share equivalents and, to the extent such options are dilutive, are considered in the per share calculation, using the treasury stock method.

     (j)  Stock Option Plans
          On January 1, 1996, the Bank adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement
          123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Bank has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of Statement 123.


                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


     (k)  Reclassification
          Certain items included in the December 31, 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation.

     (l)  Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Investment Securities

     Investment securities consist of the following:

                                                     Gross      Gross
                                      Amortized  unrealized   unrealized  Market
                                           cost      gains      losses    value
                                           ----      -----      ------    -----
December 31, 1996 -
Held-to-maturity:
      United States
         Treasury bonds:
            Due within one year         $  2,546         4       --       2,550
            Due after one year
               through five years            999        --       5          994

      United States Agency
         securities:
            Due within one year           24,010        52       2       24,060
            Due after one year
               through five years         28,006        49      56       27,999
                                        --------       ---      --       ------
                                          55,561       105      63       55,603

   Available-for-sale-
      FHLMC stock                             17       464      --          481
                                        --------       ---      --       ------
                                        $ 55,578       569      63       56,084
                                        ========       ===      ==       ======


                                                                     (Continued)
30

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


Investment securities consist of the following:

                                                   Gross       Gross
                                   Amortized  unrealized  unrealized    Market
                                      cost         gains      losses     value
                                  ----------  ----------  ----------    ------
December 31, 1995 -
  Held-to-maturity:
      United States
         Treasury bonds:
            Due within one year     $  9,045         70         7        9,108
            Due after one year
               through five years        998         --        --          998

      United States Agency
         securities:
            Due within one year       16,860         24        26       16,858
            Due after one year
               through five years     29,030        373        41       29,362
                                    --------        ---        --       ------
                                    $ 55,933        467        74       56,326
                                    ========        ===        ==       ======

(3)  Mortgage-backed Securities

     Mortgage-backed securities, classified as held-to-maturity, consist of the following:

                                                   Gross    Gross
                                   Amortized   unrealized unrealized  Market
                                        cost       gains    losses     value
                                   ---------   ---------- ----------  -------
         December 31, 1996:
            Fixed rate:
               FHLMC                $  7,745         82       138      7,689
               FNMA                    9,209         --       167      9,042
                                    --------         --       ---     ------
                                      16,954         82       305     16,731
                                    ========         ==       ===     ======
            Adjustable rate:
               FHLMC                 10,277          89       137     10,229
               FNMA                   9,268          34        87      9,215
                                   --------         ---       ---     ------
                                     19,545         123       224     19,444
                                   ========         ---       ---     ------
                                   $ 36,499         205       529     36,175
                                   ========         ===       ===     ======

                                                                     (Continued)
                                                                              31

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


                                                 Gross       Gross
                                Amortized   unrealized  unrealized     Market
                                     cost        gains      losses      value
                                     ----        -----      ------      -----
December 31, 1995:
   Fixed rate:
      FHLMC                       $ 9,243          137         67       9,313
      FNMA                          2,027           40          2       2,065
                                  -------          ---         --      ------
                                   11,270          177         69      11,378
                                  -------          ---         --      ------
   Adjustable rate:
      FHLMC                        12,395          121         58      12,458
      FNMA                         10,893           30         83      10,840
                                  -------          ---        ---      ------
                                   23,288          151        141      23,298
                                  -------          ---        ---      ------

                                 $ 34,558          328        210      34,676
                                 ========          ===        ===      ======
(4)  Loans Receivable

     Loans receivable at December 31 consist of the following:

                                                      1996             1995
                                                      ----             ----
First mortgage loans:
   Adjustable rate                               $  59,683           58,729
   Fixed rate                                       19,588           23,763
                                                 ---------           ------
                                                    79,271           82,492

Construction loans                                   6,227            3,953
Home improvement loans                              17,059           13,612
Consumer finance loans                              12,867            8,057
Loans to depositors, secured by savings              5,039            4,740
                                                 ---------          -------
                                                   120,463          112,854
Less:
   Unearned income                                      93              123
   Loans in process                                  3,221            1,839
   Allowance for loan losses                           670              656
                                                  --------          -------
                                                     3,984            2,618
                                                  --------          -------
                                                 $ 116,479          110,236
                                                 =========          =======


                                                                     (Continued)
32

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


A summary of activity in the allowance for loan losses for 1996 and 1995 is as follows:

                                                      1996            1995
                                                     -----            ----
Allowance at beginning of period                     $ 656             742
Loans charged-off                                     (147)           (112)
Provision for loan losses                              120             --
Recoveries                                              41              26
                                                     -----            ----
   Allowance at end of period                        $ 670             656
                                                     =====            ====

The Bank had loans of approximately $111 and $109 at December 31, 1996 and 1995 on a nonaccrual status. The additional amount of income that would have been recognized during each of the years ended December 31, 1996, 1995, and 1994 had nonaccrual loans performed according to their terms is not material. At December 31, 1996, 1995 and 1994, the Bank had no loans restructured under troubled debt restructurings whose effective interest rates were less than those currently offered on similar loans.

Loans receivable includes amounts outstanding to directors, executive officers, and their associates. The following table summarizes activity relating to these loans during the respective years:

                     Balance at                                         Balance
                     beginning      Additional      Loan                at end
  Period             of period      borrowings   repayments    Other   of period
-----------         -----------     ----------   ----------   -------  ---------
Years ended
December 31,
    1996              $ 750            401          277         (23)      851
    1995              $ 849            341          440          --       750

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31 are summarized as follows:

                                                   1996             1995
                                                   ----             ----
Mortgage loans underlying pass-
   through securities:
      FHLMC                                      $ 12,617          16,099
      FNMA                                            547             704

Mortgage loan participations
   with other investors                             1,373           1,397
                                                 --------          ------
                                                 $ 14,537          18,200
                                                 ========          ======

                                                                     (Continued)
                                                                              33

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


(5)  Office Property and Equipment

     Office property and equipment consists of the following at December 31:

                                              1996         1995
                                              ----         ----
     Land                                 $    987          987
     Buildings                               6,651        6,615
     Leasehold improvements                    357          357
     Furniture, fixtures and equipment       3,283        3,159
                                          --------       ------
                                            11,278       11,118
     Less accumulated depreciation and
        amortization                         6,370        5,977
                                          --------       ------
                                          $  4,908        5,141
                                          ========       ======

(6)  Real Estate Owned

     Real estate owned consists of the following at December 31:

                                                             1996         1995
                                                             ----         ----
     Real estate acquired through foreclosure             $   208           51
     Real estate acquired for branch development              256          256
                                                          -------         ----
                                                          $   464          307
                                                          =======         ====

(7)  Accrued Interest Receivable

     Accrued interest receivable at December 31 consists of earned, but uncollected, interest as follows:

                                                             1996         1995
                                                             ----         ----
     Investment securities                                $   973          971
     Loans                                                    631          620
     Mortgage-backed securities                               259          268
                                                          -------        -----
                                                          $ 1,863        1,859
                                                          =======        =====


                                                                     (Continued)
34

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


(8)  Depositor Accounts

     A summary of deposits by type of account and interest rate as of December 31 follows:

                                         1996                       1995
                                 ----------------------       ------------------
                                 Stated                        Stated
                                 rate           Amount         rate      Amount
                                 ----           ------         ----      ------
Regular savings                  2.50%        $  25,592        2.50%   $  26,878
Money market deposit
   accounts                      2.50            13,357        2.50       15,600
NOW accounts                     2.00            11,375        2.00       11,081
Checking accounts,
   noninterest-bearing            --              6,438         --         5,662
                                              ---------                 --------
                                                 56,762                   59,221
                                              ---------                 --------
Certificates of deposit:
   2.00% to 3.99%                                13,472                   14,526
   4.00% to 5.99%                                98,149                   86,794
   6.00% to 7.99%                                37,762                   41,435
                                              ---------                 --------
                                                149,383                  142,755
                                              ---------                 --------
                                              $ 206,145                $ 201,976
                                              =========                =========

     Maturities of certificates of deposit as of December 31, 1996 are summarized as follows:

     Less than twelve months                     $  91,951
     Twelve to twenty-four months                   37,240
     Twenty-four to thirty-six months               15,582
     Thirty-six to forty-eight months                4,610

                                                 $ 149,383

     Included in certificates of deposit are $14,395 and $15,264 of certificates of deposit with balances of $100 or more as of December 31, 1996 and 1995, respectively.


                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


Interest expense and weighted average interest rates paid on deposits for the years ended December 31 are summarized as follows:

                                         Years ended December 31,
                               1996                1995               1994
                        ----------------     ---------------    ----------------
                        Amount     Rate      Amount    Rate     Amount     Rate
                        ------     -----     ------    -----    ------     -----
Regular savings        $   666     2.50%    $   702    2.50%   $   787     2.58%
NOW accounts and                   =====               =====               =====
   money market
   demand deposit
   accounts                566     2.24%        660    2.34%       822     2.27%
Certificates                       =====               =====               =====
   of deposit            7,857     5.23%      6,985    4.96%     5,735     4.19%
                        ------     =====     ------    =====     -----     =====
                         9,089                8,347              7,344
Less penalties
   for early
   withdrawals              60                   63                 46
                        ------               ------              -----
                       $ 9,029    4.37%     $ 8,284    4.12%   $ 7,298     3.53%
                       =======    =====     =======    =====   =======     =====

(9)  Federal Income Tax

     A reconciliation of the Bank's effective income tax rate to the statutory corporate tax rate is as follows:

                                                   1996        1995        1994

     Statutory federal income tax rate            34.00%       34.00%     34.00%
     Tax bad debt reserve recapture               10.31          --         --
     Bad debt reserve, due to decline in
        tax base year reserves                    (3.05)         --         --
     Difference in federal bad debt
        deduction for book and tax purposes         --          (.60)      (.96)
     Other                                         1.04          --         --
                                                  ------       ------     ------
      Effective tax rate                          42.30%       33.40%     33.04%
                                                  ======       ======     ======



                                                                     (Continued)
36

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


The tax effects of temporary differences that give rise to the net deferred tax liability at December 31 are presented below:

                                                          1996             1995
                                                          ----             ----
Deferred tax assets:
   General loan loss allowance                          $  243              223
   Deferred revenue, principally due to
      insurance commissions and loan fees                  176              129
   Real estate, held for development
      written down for book purposes                        79               79
   Other                                                     7                9
                                                        ------             ----
      Total deferred tax assets                            505              440

   Valuation allowance                                     --               --
                                                        ------             ----
      Net deferred tax assets                              505              440
                                                        ------             ----
Deferred tax liabilities:
   Office properties and equipment, principally
      due to differences in cost basis and
      depreciation                                       1,053              968
   Federal Home Loan Bank stock, due to
      differences in basis                                 315              273
   Unrealized gain on investments
      available-for-sale                                   158              --
   Tax bad debt reserve recapture                          226              --
   Adjustment for accrual to cash basis                    --                16
   Securities, principally due to market discount           62               48
   Bad debt reserve, due to decline in tax base
      year reserves                                         66              142
   Premium recorded on loan sales                           41               57
                                                         -----            -----
      Total deferred tax liabilities                     1,921            1,504
                                                         -----            -----
      Net deferred tax liability                       $ 1,416            1,064
                                                       =======            =====

The Small Business Protection Act of 1996 repealed Internal Revenue Code Section 593 (IRC Section 593), which had allowed thrifts to use the percentage of income method for computing bad debts. The tax act required small thrifts to change their method of computing reserves for bad debts to the experience method of Internal Revenue Code Section 585. The repeal is effective for taxable years beginning after December 31, 1995.

Meritrust implemented this change during December 31, 1996. As a result of the change, Meritrust is required to recapture the excess of the thrift's qualifying and nonqualifying bad debt reserves as of December 31, 1995 over its contracted base year reserves. As prescribed by IRC Section 593, the recapture adjustment of $796,000, is to be reflected in income over a six year period.

                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


(10) Stockholders' Equity

     In conjunction with the September 30, 1993 conversion from the mutual to the stock form of organization, the Bank established a liquidation account and maintains this account for the benefit of the certain depositors(former members). The initial balance of this liquidation account was $4,280. In the event of a complete liquidation (and only in such event), each former member shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to the stockholders. The liquidation account will not restrict the Bank=s use or application of net worth except for the repurchase of the Bank=s stock and the payment of dividends. The Bank is prohibited from declaring cash dividends and repurchasing its capital stock if it would cause a reduction in the Bank's net worth below either the liquidation account or the statutory net worth requirement set by the regulations.

     In addition to its common stock,the Bank's federal stock charter authorized the issuance of 1,000,000 shares of one or more classes of serial preferred stock. No preferred stock has been issued.

     Stockholders' equity and net income as reflected in reports filed with the Office of Thrift Supervision of Dallas are in agreement with those amounts presented in the accompanying consolidated financial statements for the year ended December 31, 1996.

(11) Stock Options

     The 1993 Key Executive Stock Compensation Plan (the Plan) provides for the granting of incentive and compensatory stock options to officers and other key employees. These options become exercisable at the rate of 20% per year over five years and expire ten years after the date of grant. The Directors' Plan provides for the granting of compensatory stock options to nonemployee directors. These options become exercisable six months after grant and expire ten years after the date of grant.



                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


A summary of the stock option information follows:

                                   1996                         1995
                         ---------------------------  --------------------------
                         Number of                    Number of
                         shares      Option price      shares       Option price
                         ---------   ------------     ----------    ------------
Outstanding,
   beginning
   of year                55,000    $ 10.00 - 26.25     52,750   $ 10.00 - 18.25
      Granted             14,000         $31.50          2,250        $26.25
      Exercised             --              --             --            --
      Expired               --              --             --            --
                          -------   ---------------     -------  ---------------
Outstanding,
   end of year            69,000    $ 10.00 - 31.50      55,000  $ 10.00 - 26.25
                          =======   ===============     =======  ===============
Exercisable,
   end of year            53,000    $ 10.00 - 31.50      34,750  $ 10.00 - 18.25
                          =======   ===============     =======  ===============

At December 31, 1996, there were 8,418 additional shares available for grant under the Plan.

The per share weighted-average fair value of stock options granted during 1996 and 1995 is as follows:

                                                     1996          1995
                                                  -------        ------
          Weighted-average fair value             $ 11.05          9.08

These values were calculated using the option-pricing model and the following assumptions:

Assumptions:
   Expected dividend yield                           2.06%         2.06%
   Risk-free interest rate                          5.125%        5.114%
   Expected life                                  10 years      10 years
   Volatility                                          25%           25%

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                      1996        1995
                                                      ----        ----
     Net income:         As reported               $ 1,262       2,187
                         Pro forma                   1,160       2,174
     Per share:          As reported               $  1.56        2.73
                         Pro forma                    1.43        2.71


                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)

Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 5 years and compensation cost for options granted prior to January 1, 1995 is not considered.

(12) Regulatory Capital

     As a federally insured depository institution, the Bank is required to comply with a variety of regulations, including minimum capital standards. Under the regulatory guidelines of FIRREA, which addresses minimum capital standards, thrift institutions must have core capital equal to 3 percent of adjusted total assets and tangible capital equal to 1.5 percent of adjusted total assets. FIRREA also established risk-based capital standards as a percentage of risk-weighted assets of 8.0 percent. At December 31, 1996, the Bank exceeded all applicable capital standards.

     At December 31, 1996, the Bank's regulatory capital is as follows (unaudited):

                                                                      Total
                             Tangible          Core/Leverage       Risk-Based
                          Equity Capital           Capital           Capital

     Stockholders' equity       $  17,525          17,525            17,525

     Adjustments                     --                (3)              156
                                ---------         -------            ------
     Regulatory capital         $  17,525          17,522            17,681
                                =========         =======            ======
     Adjusted total assets      $ 226,591         226,591
                                =========         =======
     Risk-weighted assets                                         $ 102,752
                                                                  =========
     Capital ratio                   7.73%           7.73%            17.21%
                                =========         =======         =========
     Required ratio                  1.50%           3.00%             8.00%
                                =========         =======         =========
     Required capital           $   3,399           6,798             8,220
                                =========         =======         =========
     Excess capital             $  14,126          10,724             9,461
                                =========         =======         =========

(13) Commitments and Other Matters

     On September 30, 1996 the Deposit Insurance Funds Act of 1996 (DIFA) was signed into law. Under DIFA, the Federal Deposit Corp. (FDIC) imposed a special assessment on SAIF - assessable deposits insured as of March 31, 1995. This assessment was equal to $.65 for every $100.00 of SAIF-insured deposit. The Bank's assessment was $1,300, which was paid during the fourth quarter.

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments

                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)

     to extend credit. The Bank had outstanding commitments to extend credit at December 31, 1996 of approximately $2,723. Commitments are disbursed subject to certain restrictions and extend over varying periods of time with the majority being disbursed within a sixty-day period.

     The Bank has three-year employment agreements with certain executive officers. The agreements grant these employees the right to receive an amount equal to their annual salary received during the preceding calendar year in the event of a change in control of the Bank (as defined), termination for reasons other than cause of the death or disability of the employee, plus any compensation or benefit due for the remaining term of the agreements. The aggregate commitment for future salaries under these employment agreements is approximately $1,054. In addition, such agreements provide for accelerated vesting of stock options.

     The Board of Directors has adopted a plan to indemnify directors, officers and employees (covered person) of the Bank against claims and related expenses of litigation. The plan calls for indemnification to be made if there is a final judgment on the merits in favor of the covered person. For all other cases an indemnification can still be made if a majority of the disinterested directors determine that the covered person was acting in good faith within the scope of his employment or authority.

     Before indemnification can be made, the Bank must give the Office of Thrift Supervision sixty days notice. During this period of time, the Office of Thrift Supervision can file an objection to the indemnification. At December 31, 1996, the Bank was not involved in any claims or litigation which would require indemnification to be made to a covered person.

     The Bank sponsors a noncontributory employee profit-sharing plan for eligible employees. Employees are eligible after they have one year of service and have reached 21 years of age. No specific percentage of profits is distributed, as contributions are made solely at the discretion of the Board of Directors. Benefits vest under the plan based on years of service with full vesting after six years of service. The Bank made contributions to this plan of $140, $120 and $120 for the years ended December 31, 1996, 1995 and 1994, respectively.

(14) Disclosure about Fair Value of Financial Instruments

     SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Bank disclose estimated fair values of its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     (a)  Cash, Interest-bearing Deposits, and Accrued Interest Receivable
          For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

                                                                     (Continued)

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


     (b)  Investment Securities
          Fair values for investment securities are based on quoted market prices or dealer quotes.

     (c)  Loans Receivable
          The fair values of loans receivable are estimated separately for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and consumer loans. The aggregate fair value of each group of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          The fair value of significant nonperforming loans is based on current management evaluations of the value of the collateral securing these loans.

      (d) Deposit Liabilities
          The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

      (e) Commitments to Extend Credit
          The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrower. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the short-term nature of the commitments, the carrying amount of the commitments approximates the estimated fair commitments to extend credit.

     (f)  Limitations
          Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the Bank's entire holdings of a particular financial instrument. Because n market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding the amount and timing of anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are Fair



                                                                     (Continued)
42

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


     value estimates relate to existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, other significant assets and liabilities that are not considered financial assets or liabilities include office properties and equipment, deferred tax assets and liabilities, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following presents the estimated fair values of the Bank's financial instruments at December 31:

                                       1996                     1995
                             ----------------------   -------------------------
                             Carrying       Fair      Carrying         Fair
                             amount         value     amount           value
                             --------      --------   ----------      ---------
Financial assets:
   Cash and interest-
      bearing deposits     $   7,718        7,718      10,134          10,134
   Accrued interest
      receivable               1,863        1,863       1,859           1,859
   Investment
      securities              56,042       56,084      55,933          56,326
   Federal Home
      Loan Bank stock          2,208        2,208       2,082           2,082
   Mortgage-backed
      securities              36,499       36,175      34,558          34,676
   Loans receivable,
      net                    116,479      117,437     110,236         111,473

Financial liabilities -
   deposits                  206,145      205,496     201,975         201,432



                                                                     (Continued)
                                                                              43

                   Notes to Consolidated Financial Statements
                (in thousands, except share and per share data)


(15) Consolidated Subsidiaries
     The bank has two wholly-owned subsidiaries at December 31, 1996 and 1995, Atchafalaya Services, Inc. and First Federal Services, Inc., which are Louisiana corporations. Summary financial information for Atchafalaya Services, Inc. and First Federal Services, Inc. follows:

                                                      1996        1995
                                                      ----        ----
Atchafalaya Services, Inc.
--------------------------
   Assets - investment in General Financial
      Life Insurance Co., at cost                     $ --       71,527
                                                      ----       ------
   Liabilities - due to parent                        $ --        8,567

   Stockholder's equity:
      Contributed capital                             $ --       71,527
      Retained deficit                                $ --       (8,567)
                                                      ----       ------
         Total liabilities and stockholder's
            equity                                    $ --       71,527
                                                      ====       ======
First Federal Services, Inc.
----------------------------
   Assets - investment in General Financial
      Life Insurance Co., at cost                     $ --       95,625
                                                      ----       ------
   Liabilities - due to parent                        $ --       64,360
                                                      ----       ------
  Stockholder's equity:
      Contributed capital                             $ --       41,265
      Retained deficit                                $ --      (10,000)
                                                      ----       ------
                                                      $ --       31,265
                                                      ----       ------
         Total liabilities and
            stockholder's equity                      $ --       95,625
                                                      ====       ======

In March 1996, the investment in both companies was sold to Magnolia Life Insurance Co. for $249. A total gain of $82 was recorded. Both subsidiaries had no income or expenses for the years ended December 31, 1995 and 1994.


44
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